Delisting Determination, The Nasdaq Stock Market, LLC, April 25, 2024, Northern Revival Acquisition Corporation.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Northern Revival Acquisition Corporation, effective at the opening of the trading session on May 6, 2024.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2.
The Company was notified of the Staff determination on February 5, 2024. The Company failed to timely appeal the Staff determination to the Hearings Panel. The Company securities were suspended on February 15, 2024. The Staff determination to delist the Company securities became final on February 15, 2024.